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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U5B

REGISTRATION STATEMENT
FILED PURSUANT TO SECTION 5 OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

LG&E ENERGY LLC
Name of Registrant

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Mr. John R. McCall
Executive Vice President, General Counsel and Secretary
LG&E Energy LLC
220 West Main Street
Louisville, Kentucky 40202

FORM U5B

REGISTRATION STATEMENT

        The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935.

        1.     Exact name of registrant:

    LG&E Energy LLC

        2.     Address of principal executive offices: 220 West Main Street, Louisville, Kentucky 40202

        3.     Name and address of chief accounting officer: S. Bradford Rives, LG&E Energy LLC, 220 West Main Street, Louisville, Kentucky 40202

        4.     Furnish the following information as to the registrants and each subsidiary company thereof:

	Col. A Name of Company	Col. B Organization Form	Col. C State of Organization	Col. D Type of Business
1.	LG&E Energy LLC	Limited Liability Company	Kentucky	Holding Company
1.1	LG&E Capital Corp.	Corporation	Kentucky	Holding company for non-utility investments
1.1.1	LG&E Credit Corp.	Corporation	Kentucky	Offers consumer lending programs for energy efficient products
1.1.2	LG&E Home Services Inc.	Corporation	Kentucky	Appliance repair and warranty
1.1.3	Airborne Pollution Control, Inc.	Corporation	Alberta, Canada	Pollution and waste control technology
1.1.4	LG&E Energy Privatization Services Inc. (formerly LG&E Energy Services, Inc.)	Corporation	Kentucky	Formed to submit bid to Ft. Knox and Ft. Campbell system Privatization Projects
1.1.5	LG&E International Inc.	Corporation	Delaware	Management and holding company for international energy project investments and operations
1.1.5.1	LG&E Power Services LLC	Limited Liability Company	Delaware	Power facilities management and operation
1.1.5.2	LG&E Mendoza Services Inc.	Corporation	Cayman Islands	Inactive
1.1.5.3	LG&E Power Venezuela I, Inc.	Corporation	Cayman Islands	Inactive

1.1.5.4	LG&E Power Spain Inc.	Corporation	Delaware	Management and holding company for energy project in Spain
1.1.5.4.1	K.W. Tarifa S.A.	Public Limited Company	Spain	Foreign utility company
1.1.5.5	LG&E Power Argentina I, Inc.	Corporation	Delaware	Inactive
1.1.5.6	LG&E Power Argentina II Inc.	Corporation	Delaware	Owner of minority equity interest in foreign utility company
1.1.5.7	LG&E Power Argentina III LLC	Limited Liability Company	Kentucky	Owner of minority equity interest in foreign utility company
1.1.5.8	LG&E Centro SA	Public Limited Company	Argentina	Receives consulting revenues and pays management expenses related to Distribuidora de Gas del Centro SA; foreign utility holding company
1.1.5.9	Inversora de Gas del Centro SA	Public Limited Company	Argentina	Owner of majority equity interest in foreign utility company
1.1.5.10	Distribuidora de Gas del Centro SA	Public Limited Company	Argentina	Foreign utility company
1.1.5.11	Distribuidora de Gas Cuyana SA	Public Limited Company	Argentina	Foreign utility company
1.1.5.12	Inversora de Gas Cuyana SA	Public Limited Company	Argentina	Intermediate holding company
1.1.5.13	Invergas SA	Public Limited Company	Argentina	Holds interest in foreign utility company
1.1.5.14	Gas Natural SDG Argentina SA	Public Limited Company	Argentina	Holds interest in foreign utility company
1.1.5.14.1	Gas Natural BAN SA	Public Limited Company	Argentina	Foreign utility company
1.1.5.15	Natural Servicios SA	Public Limited Company	Argentina	Energy-related company
1.1.6	WKE Corp	Corporation	Kentucky	Holding Company
1.1.6.1	WKE Station Two Inc.	Corporation	Kentucky	Operates generation facility

1.1.6.2	Western Kentucky Energy Corp.	Corporation	Kentucky	Leases generation facilities; sells electricity to affiliates and third-parties
1.1.6.2.1	WKE Facilities Corp.	Corporation	Kentucky	Inactive
1.1.6.3	LCC LLC	Limited Liability Company	Kentucky	Owns options on mineral rights in Western Kentucky as potential future source of coal fuel for WKE
1.1.6.4	FCD LLC	Limited Liability Company	Kentucky	Owns options or actual riparian rights relating to transportation of coal fuel for WKE
1.1.6.5	Excalibur Development LLC	Limited Liability Company	Kentucky	Inactive
1.1.7	LG&E Power Inc.	Corporation	Delaware	Management and holding company
1.1.7.1	LG&E Power Operations Inc.	Corporation	California	Intermediate holding company for QFs
1.1.7.1.1	LG&E Power 5 Incorporated	Corporation	California	Inactive
1.1.7.1.2	LG&E Power 16 Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.3	LG&E Power Roanoke Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.4	LG&E Power 21 Incorporated	Corporation	California	Inactive
1.1.7.1.5	LG&E Power 21 Wind Incorporated	Corporation	California	Inactive
1.1.7.1.6	LG&E Power 31 Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.7	LG&E Power 31 Wind Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.8	Babcock-Ultrapower West Enfield	*	California	Inactive
1.1.7.1.9	Babcock-Ultrapower Jonesboro	*	California	Inactive
1.1.7.1.10	LG&E Power 14-Buena Vista	*	California	Inactive

1.1.7.1.11	Westmoreland-LG&E Partners	*	Virginia	Owner of interest in QFs
1.1.7.1.12	Erie Power Partners LP	Limited Partnership	California	Inactive
1.1.7.1.13	Windpower Partners 1994, LP	Limited Partnership	California	Owns wind generation facilities
1.1.7.1.14	LG&E/Kelso Power Partners, LP	Limited Partnership	California	Inactive
1.1.7.1.15	LQC LP, LLC	Limited Liability Company	Delaware	Intermediate holding company
1.1.7.1.16	LQ GP, LLC	Limited Liability Company	Delaware	Intermediate holding company
1.1.7.2	LG&E Power Development Inc.	Corporation	California	Development of QFs and EWGs
1.1.7.3	FSF Minerals, Inc.	Corporation	Kentucky	Owns coal reserves
1.1.7.4	LG&E Power Monroe LLC	Limited Liability Company	Delaware	Inactive
1.1.7.5	American Power, Incorporated	Corporation	California	Inactive
1.1.7.6	LG&E Crown Inc.	Corporation	Delaware	Inactive
1.1.7.7	LG&E Minor Facilities Inc.	Corporation	Delaware	Inactive
1.1.7.8	Powertex Parent Inc.	Corporation	Delaware	Inactive
1.1.7.9	Llano Gathering Inc.	Corporation	New Mexico	Inactive
1.1.7.10	Llano Storage Inc.	Corporation	New Mexico	Inactive
1.1.7.11	HD Energy Corporation	Corporation	Delaware	Inactive
1.1.7.12	LG&E Power Gregory I, Inc.	Corporation	New Mexico	Holds indirect interest in QF
1.1.7.12.1	Gregory Power Partners LP	Limited Partnership	Texas	Owner and developer of power project
1.1.7.13	LG&E Power Gregory II, Inc.	Corporation	Delaware	Holds indirect interest in QF
1.17.13.1	Gregory Partners LLC	Limited Liability Company	Delaware	Owner and developer of power project
1.1.7.14	LG&E Power Gregory III Inc.	Corporation	Delaware	Holds indirect interest in QF
1.1.7.15	LG&E Power Gregory IV Inc.	Corporation	Delaware	Holds indirect interest in QF

1.1.8	KU Solutions Corporation	Corporation	Kentucky	Energy marketing and services corporation
1.1.9	KUCC Grimes Corporation	Corporation	Delaware	Inactive
1.1.10	Tenaska Washington Partners, II, LP	Limited Partnership	Washington	Inactive
1.2	LG&E Energy Marketing Inc.	Corporation	Oklahoma	Power marketing
1.2.1	Woodlands Technology, LLC	Limited Liability Company	Texas	Development of Software for Energy Marketing Activities
1.3	LG&E Energy Foundation Inc.	Corporation	Kentucky	Charitable Contributions
1.4	LG&E Energy Services Inc.	Corporation	Kentucky	Service Company
1.5	LG&E Energy Settlements Inc.	Corporation	Kentucky	Inactive
1.6	Kentucky Utilities Company	Corporation	Kentucky and Virginia	Public Utility
1.6.1	Lexington Utilities Company	Corporation	Kentucky	Inactive
1.6.2	KU Receivables LLC	Limited Liability Company	Delaware	Financing subsidiary to acquire receivables generated by KU
1.6.3	Electric Energy Inc.	Corporation	Illinois	EWG
1.7	Louisville Gas and Electric Company	Corporation	Kentucky	Public Utility
1.7.1	LG&E Receivables LLC	Limited Liability Company	Delaware	Financing subsidiary to acquire receivables generated by LG&E

BUSINESS

        5.     Describe briefly:

          (a)   The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

    Information regarding the general business of LG&E Energy LLC and its subsidiaries (the "LG&E Energy Group") can be found in the following documents: (a) Form U-1 as amended, in File No. 70-9661 and Exhibit G-2.3 thereto, (b) Form U5B filed by E.ON AG (File No. 30-0035) on September 27, 2002 (the "E.ON Form U5B"), (c) Form U5S filed by E.ON AG (File No. 30-0035) on June 30, 2003 (the "E.ON Form U5S"), and (d) Form 20-F filed by E.ON AG (File No. 001-14688) for the year ended December 31, 2003 (the "E.ON Form 20-F"), which are incorporated by reference herein. See also Item 1 of the Annual Report of Louisville Gas and Electric Company ("LG&E") (File No. 1-2893), and Kentucky Utilities Company ("KU") (File No. 1-3464) on Form 10-K (the "2003 10-K") for the year ended December 31, 2003, which is being filed with the Commission on or before March 30, 2004, and which is to be incorporated by reference herein upon the filing thereof.

    Please also refer to the response to Item 4 above, which is incorporated herein by reference.

          (b)   Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

        By permission of the staff of the Office of Public Utility Regulation (the "Staff"), the information required by Item 5(b) is omitted.

PROPERTY

        6.     Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

        Please see the following: (a) Item 6 of the Registration Statement of Powergen plc filed on Form U5B, SEC File. No. 001-13620 (filed March 9, 2001); (b) Items 2 and 9 of the Annual Report of Powergen plc filed on Form U5S, SEC File No. 030-00346 (filed May 1, 2002); (c) Item 6 of the Registration Statement of E.ON AG filed on Form U5B, SEC File No. 030-00355 (filed September 27, 2002); (d) the E.ON Form 20-F; and (e) Items 2 and 9 of the Annual Report of E.ON AG filed on Form U5S, SEC File No. 030-00355 (filed June 30, 2003), which are incorporated by reference herein. See also Item 2 of the 2003 10-K, which is to be incorporated herein by reference upon the filing thereof. LG&E and KU will be filing their FERC Forms 1 for the year ended December 31, 2003 ("2003 FERC Forms 1") with the Federal Energy Regulatory Commission on or before April 1, 2004. LG&E will be filing its FERC Form 2 for the year ended December 31, 2003 ("2003 FERC Form 2) with the Kentucky Public Service Commission on or before April 1, 2004. When available, these reports will be filed by amendment to this filing.

INTERSTATE TRANSACTIONS

        7.     For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

	Electric Energy Gas kwh	Gas mcf
Total Annual Sales

Interstate Transactions:**

Name of State
Delivered out of State
Received from out of State

Name of State
Delivered out of State
Received from out of State

Name of State
Delivered out of State
Received from out of State

**
Show for each State in which the company operates, electric energy and/or gas transmitted out of State and received from out of State including all electric energy and/or gas delivered and received at State lines. Do not show net balance. If exact amounts are not known, give estimate.

  The 2003 FERC Forms 1 and the 2003 FERC Form 2 will include information related to the transmission of electricity and gas. When available, these reports will be filed by amendment to this filing.

SECURITIES OUTSTANDING

        8.     Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

FUNDED DEBT

        (a)   For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c)).

As of Date: December 31, 2003

By permission of the Staff, columns E through I have been omitted.

Col. A	Col. B	Col. C	Col. D	Col. E-I
Name of Obligor	Title of Issue	Amount Authorized	Amount Issued Less Retired	Omitted
LG&E	Pollution Control Series:
	S, due September 1, 2017, variable	$31,000,000	$31,000,000
	T, due September 1, 2017, variable	$60,000,000	$60,000,000
	U, due August 15, 2013, variable	$35,200,000	$35,200,000
	X, due April 15, 2023, 5.90%	$40,000,000	$40,000,000
	Y, due May 1, 2027, variable	$25,000,000	$25,000,000
	Z, due August 1, 2030, variable	$83,335,000	$83,335,000
	AA, due September 1, 2027, variable	$10,104,000	$10,104,000
	BB, due September 1, 2026, variable	$22,500,000	$22,500,000
	CC, due September 1, 2026, variable	$27,500,000	$27,500,000
	DD, due November 1, 2027, variable	$35,000,000	$35,000,000
	EE, due November 1, 2027, variable	$35,000,000	$35,000,000
	FF, due October 1, 2032, variable	$41,665,000	$41,665,000
	GG due October 1, 2033, variable	$128,000,000	$128,000,000
	Notes payable to Fidelia:
	Due April 30, 2013, 4.55%, unsecured	$100,000,000	$100,000,000
	Due August 15, 2013, 5.31%, secured	$100,000,000	$100,000,000
	Mandatorily redeemable preferred stock
	$5.875 series, 237,500 shares outstanding	$23,750,000	$23,750,000

	Total LG&E	$798,054,000	$798,054,000
KU	First Mortgage Bonds (Secured):	Unlimited
	Series S, due January 15, 2006, 5.99%	$36,000,000	$36,000,000
	Series P, due May 15, 2007, 7.92%	$53,000,000	$53,000,000
	Series R, due June 1, 2025, 7.55%	$50,000,000	$50,000,000
	Pollution Control Series:
	9, due December 1, 2023, 5.75%	$50,000,000	$50,000,000
	10, due November 1, 2024, variable	$54,000,000	$54,000,000
	11, due May 1, 2023, variable	$12,900,000	$12,900,000
	12, due February 1, 2032, variable	$20,930,000	$20,930,000
	13, due February 1, 2032, variable	$2,400,000	$2,400,000
	14, due February 1, 2032, variable	$7,400,000	$7,400,000
	15, due February 1, 2032, variable	$7,200,000	$7,200,000
	16, due October 1, 2032, variable	$96,000,000	$96,000,000
	Notes payable to Fidelia:
	Due April 30, 2013, 4.55%, unsecured	$100,000,000	$100,000,000
	Due August 15, 2013, 5.31%, secured	$75,000,000	$75,000,000
	Due November 24, 2010, 4.24%, secured	$33,000,000	$33,000,000
	Due December 19, 2005, 2.29%, secured	$75,000,000	$75,000,000

	Total KU	$672,830,000	$672,830,000
LG&E Capital Corp.	Indenture (Unsecured):	Unlimited
	Medium Term Notes, due May 1, 2004, 6.205%	$150,000,000	$150,000,000
	Medium Term Notes, due January 15, 2008, 6.46%	$150,000,000	$150,000,000
	Medium Term Notes, due November 1, 2011, 7.471%	$150,000,000	$150,000,000
Distribuidora de Gas del Centro	Argentine negotiable obligations, due December 2004, variable, (Unsecured)	$35,000,000	$35,000,000

	Total LG&E Capital	$485,000,000	$485,000,000
LG&E Energy LLC	Notes payable to E.ON NA, variable	$150,000,000	$111,000,000
	Notes payable to Fidelia
	Due February 14, 2006, 2.80%	$100,000,000	$100,000,000
	Due March 24, 2006, 2.88%	$50,000,000	$50,000,000

	Total LG&E Energy LLC	$300,000,000	$261,000,000

	TOTAL	$2,255,884,000	$2,216,884,000

CAPITAL STOCK

        (b)   For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include any warrants, options or other securities reported under paragraph 8(d)).

As of Date: December 31, 2003

By permission of the Staff, columns G through J have been omitted.

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F	Col. G-J
Name of Issuer	Title of Issue	Amount Authorized by Charter	Amount Reserved for Options, Warrants, Conversions & Other Rights	Additional Amount Unissued	Amount issued	Omitted
LG&E Energy LLC	Membership interests	10,000,000 Units	0	9,998,999	1,001 Units
Louisville Gas and Electric Company	Common stock, no par value	75,000,000	0	53,705,777	21,294,223
	Preferred stock, 5% Series, $25 par value	1,720,000	0	859,713	860,287
	Preferred stock, $5.875 Series, no par value	250,000	0	0	237,500
	Preferred stock, Auction Series A, no par value ($100 stated value per share)	500,000	0	0	500,000
Kentucky Utilities Company	Common stock, no par value	80,000,000	0	42,182,122	37,817,878
	Cumulative Preferred stock, 4.75% Series, no par value	200,000	0	0	200,000
	Cumulative Preferred stock, 6.53% Series, no par value	200,000	0	0	200,000
Lexington Utilities Company	Common stock	1,000	0	999	1
Electric Energy Inc.	Common stock, $100 par value	62,000	0	0	62,000
Indiana-Kentucky Electric Corp.	Common stock, no par value, stated value $200 per share	100,000	0	83,000	17,000
LG&E Energy Foundation Inc.	Foundation with one member	N/A	N/A	N/A	N/A

LG&E Energy Settlements Inc.	Common stock, no par value	1,000	0	900	100
LG&E Energy Marketing Inc.	Common shares, $1.00 par value	25,000	0	23,200	1,800
LG&E Capital Corp.	Common stock, no par value	2,000	0	1,000	1,000
LG&E Energy Services Inc.	Common stock, no par value	1,000	0	900	100
LG&E Credit Corp.	Common stock, no par value	1,000	0	900	100
LG&E Home Services Inc.	Common stock, no par value	1,000	0	900	100
Airborne Pollution Control, Inc.
LG&E Energy Privatization Services Inc.	Common stock, $.01 par value	1,000	0	900	100
LG&E International Inc.	Common stock, $.01 par value	1,000	0	900	100
LG&E Mendoza Services Inc.	Common stock, $1.00 par value	900,000	0	899,000	1,000
LG&E Power Venezuela I, Inc.	Common stock, $1.00 par value	50,000	0	49,000	1,000
LG&E Power Spain Inc.	Common stock, $.01 par value	1,000	0	900	100
LG&E Power Argentina I, Inc.	Common stock, $.01 par value	1,000	0	900	100
LG&E Power Argentina II Inc.	Common stock, $.01 par value	1,000	0	900	100
LG&E Power Argentina III LLC	—	—	—	—	—
WKE Corp.	Common stock, no par value	1,000	0	900	100
WKE Station Two Inc.	Common stock, no par value	1,000	0	900	100
Western Kentucky Energy Corp	Common stock, no par value	1,000	0	900	100
WKE Facilities Corp.	Common stock, no par value	1,000	0	900	100

LG&E Power Inc.	Common stock, $01 par value	2,000	0	250	1,750
	Preferred stock, $1.00 par value	1,000	0	1,000	0
LG&E Power Operations Inc.	Common stock, no par value	100,000	0	97,500	2,500
LG&E Power 5 Incorporated	Common stock, no par value	100,000	0	97,500	2,500
LG&E Power 16 Incorporated	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power Roanoke Incorporated	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power 21 Incorporated	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power 21 Wind Incorporated	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power 31 Incorporated	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power 31 Wind Incorporated	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power Development Inc.	Common stock, no par value	100,000	0	99,900	100
American Power, Incorporated	Common stock, no par value	100,000	0	97,500	2,500
HD Energy Corporation	Common stock, $1.00 par value	1,000	0	900	100
Llano Gathering Inc.	Common stock, no par value	1,000	0	0	1,000
Llano Storage Inc.	Common stock, no par value	1,000	0	0	1,000
LG&E Crown Inc.	Common stock, $0.01 par value	1,000	0	0	1,000
Powertex Parent Inc.	Common stock, $0.01 par value	1,000	0	0	1,000
LG&E Minor Facilities, Inc.	Common stock, $0.01 par value	1,000	0	0	1,000
LG&E Power Gregory I Inc.	Common stock, $10.00 par value	100,000	0	90,000	10,000

LG&E Power Gregory II Inc.	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power Gregory III Inc.	Common stock, $0.01 par value	1,000	0	900	100
LG&E Power Gregory IV Inc.	Common stock, $0.01 par value	1,000	0	900	100
KU Solutions Corporation	Common stock, no par value	1,000	0	999	1
KUCC Grimes Corporation	Common stock, no par value	1,000	0	900	100
FSF Minerals Inc.	Common stock, no par value	1,000	0	900	100
LG&E Power Services LLC	Membership interests	100,000	0	0	100,000
Woodlands Technology LLC	—	—	—	—	—
LCC LLC	Membership interests	100	0	0	100
LG&E Power Monroe LLC	Membership interests	100	—	—	100
FCD LLC	Membership interests	1,000	—	—	1,000
Excalibur Development LLC	—	—	—	—	—
KU Receivables LLC	Membership interests	N/A	0	0	100%
LG&E Receivables LLC	Membership interests	N/A	0	0	100%
K.W. Tarifa S.A.
Distribuidora de Gas del Centro S.A.
Inversora de Gas del Centro S.A.
Distribuidora de Gas Cuyana S.A.
Inversora de Gas Cuyana S.A.
Invergas S.A.

Gas Natural BAN S.A.
Gas Natural S.D.G. Argentina S.A.
Natural Servicios S.A.
LG&E Centro S.A.
LG&E/Kelso Power Partners, L.P.	—	—	—	—
Babcock-Ultrapower Jonesboro	—	—	—	—
Babcock-Ultrapower West Enfield	—	—	—	—
LG&E Power 14-Buena Vista	—	—	—	—
Westmoreland-LG&E Partners	—	—	—	—
Erie Power Partners L.P.	—	—	—	—
LQ GP LLC	Membership interests	N/A	—	0	100%
Windpower Partners 1994, L.P.	—	—	—	—
LQC LP, LLC	Membership interests	N/A	—	0	100%
Gregory Power Partners L.P.	—	—	—	—
Gregory Partners LLC	Membership interests	100	—	0	100%
Tenaska Washington Partners II, L.P.	—	—	—	—

CONTINGENT LIABILITIES

        (c)   A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

        Obligations of LG&E Capital supported by LG&E Energy under the Support Agreement:

  1.
  Obligations of LG&E Capital in respect of its medium-term notes outstanding, in an aggregate principal amount as of December 31, 2003 of $450 million.

  2.
  Guarantee by LG&E Capital of equity contributions in respect of the Gregory Project. The guarantee is unlimited on its face, but the underlying agreements effectively limit the guaranteed obligations to $10 million.

  3.
  Obligations of LG&E Capital in connection with obligations of LG&E Energy Marketing Inc. under several power purchase contracts relating to the purchase of 560 MW of power.

  In addition, there are numerous guarantees provided by various subsidiaries of LG&E Energy for other affiliates relating to contractual obligations. At December 31, 2003, the total amount of the guarantees was $409.8 million and current exposure under these guarantees was $122.9 million.

OTHER SECURITIES

        (d)   A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

LG&E Commercial Paper
Authorized	$200,000,000
Issued in 2003	-0-
Amount outstanding as of December 31, 2003	-0-
LCC Commercial Paper
Authorized	$600,000,000
Issued in 2003	-0-
Amount Outstanding as of December 31, 2003	-0-
LG&E Revolving Lines of Credit, expiring June 2004
Authorized	$185,000,000
Amount outstanding as of December 31, 2003	-0-

LG&E Energy maintains a line of credit with an affiliated company totaling $150 million, maturing February 2005. As of December 31, 2003 the outstanding balance under this facility was $111.1 million.

INVESTMENT IN SYSTEM SECURITIES

        9.     Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

System Company	Investment Held		Quantity	Par Value	Cost	Book Value
LG&E Energy LLC	Louisville Gas and Electric Company	Common stock	21,294,223	0	$464,334,000	$923,695,322
	LG&E Capital Corp.	Common stock	1,000	0	$417,618,000	$29,237,231
	Kentucky Utilities Company	Common stock	37,817,878	0	$322,818,000	$906,341,277
	LG&E Energy Marketing Inc.	Common stock	1,800	$1.00	$0	$(559,664,999)
	LG&E Energy Services Inc.	Common stock	100	0	$1,000	$(6,915,000)
Louisville Gas and Electric Company	Ohio Valley Electric Corporation	Common stock	4,900	$100	$490,000	$490,000
	LG&E Receivables LLC	Membership Interests	100%	N/A	$5,000,000	$5,000,000
Ohio Valley Electric Corporation	Indiana-Kentucky Electric Corp.	Common stock	100%	0	$166,600	$3,400,000
Kentucky Utilities	Electric Energy Inc.	Common stock	12,400	$100	$1,240,000	$10,822,259
	Ohio Valley Electric Corporation	Common stock	2,500	$100	$250,000	$250,000
	KU Receivables LLC	Membership Interests	100%	N/A	$3,000,000	$3,000,000
LG&E Capital Corp.	LG&E Power Inc.	Common stock	1,750	$0.01	$446,839,000	$362,746,423
	LG&E International Inc.	Common stock	100	$0.01	$34,842,000	$(86,248,805)
	LG&E Home Services Inc.	Common stock	100	0	$0	$(4,632,248)
	LG&E Credit Corp.	Common stock	100	0	$20,000	$(245,000)
	WKE Corp.	Common stock	100	0	$0	$(86,013,000)
	KU Solutions Corporation	Common stock	1	0	$1,000	$(370,116)
	KUCC Grimes Corporation	Common stock	100	$.01	$0	$(2,848,120)
	LG&E Mendoza Services Inc.	Common stock			$0	$(2,027)
LG&E International Inc.	LG&E Power Services LLC	Membership interest	100%		$1,607,008	$13,200,736
	LG&E Power Argentina I, Inc.	Common stock	100	$.01	$19,940,524	$18,985,464
	LG&E Power Spain Inc.	Common stock	100	$.01	$4,500,000	$5,404,303
	LG&E Power Argentina II Inc.	Common stock	100	$.01	$167	$34,000
	LG&E Power Argentina III LLC	Membership interests	100	N/A	$0	$(104,257,228)
	LG&E Centro S.A.	Common stock	31,500	—	$167	$340,000
	Distribuidora de Gas del Centro S.A.	Capital stock	12,275,975	—	$186,761	$8,462,593
	Inversora de Gas del Centro S.A.	Capital stock	5,100,000	—	$78,987	$42,260,877
LG&E Power Spain Inc.	K.W. Tarifa S.A.	Capital stock	45.8%	—	$4,500,000	$5,404,303
LG&E Power Argentina II Inc.	LG&E Centro S.A.	Common stock	31,500	—	$0	$34,000
LG&E Power Argentina III LLC	Distribuidora de Gas Cuyana S.A.	Capital stock	4,370,788	—	$146,411	$3,910,214
	Inversora de Gas Cuyana S.A.	Capital stock	1,440,288	—	$65,408	$22,163,595
	Invergas S.A.	Capital stock	16,929,640	—	$162,458	$7,153,980
	Gas Natural S.D.G. Argentina S.A.	Capital stock	29,400,000	—	$60,698	$2,669,513
	Natural Servicios SA		560,000		$0	$74,916
Inversora de Gas Cuyana SA	Distribuidora de Gas Cuyana SA		—	—	$0	$43,209,396
Invergas SA	Gas Natural BAN SA		—	—	$223,156	$3,605,853
Gas Natural S.D.G. Argentina S.A.	Gas Natural BAN S.A.	Capital stock	20%	—	$0	$1,350,645
WKE Corp.	Western Kentucky Energy Corp.	Common stock	100	0	$0	$(55,496,273)
	WKE Station Two Inc.	Common stock	100	0	$0	$5,600,936
	LCC LLC	Membership interest	100%	N/A	$0	$(621)
	FCD LLC	Membership interest	100%	N/A	$0	$(263,658)
LG&E Power Inc	HD Energy Corporation	Common stock	100	$1.00	$0	$1,629,864

	LG&E Power Gregory I Inc.	Common stock	10,000	$10.00	$17,434,345		$23,649,622
	LG&E Power Gregory II Inc.	Common stock	100	$0.01	$12,309,385		$11,290,730
	LG&E Power Gregory III Inc.	Common stock	100	$0.01	$252,646		$231,548
	LG&E Power Gregory IV Inc.	Common stock	100	$0.01	$169,007		$371,587
	LG&E Power Operations Inc.	Common stock	2,500	0	$21,583,697		$155,978,511
	LG&E Power Development Inc.	Common stock	100	0	$186,770		$48,503,177
	American Power, Incorporated	Common stock	2,500	0	$39,974,686		$(46,951,102)
	LG&E Crown Inc.	Common stock	1,000	$0.01	$10		$334,240
	LG&E Minor Facilities Inc.	Common stock	1,000	$0.01	$10		$(5,240,315)
	Powertex Parent Inc.	Common stock	1,000	$0.01	$10		$1,217,858
	Llano Gathering Inc.	Common stock	1,000	0	$0		$(18,504,652)
	Llano Storage Inc.	Common stock	1,000	0	++		$(4,536,078)
LG&E Power Operations, Inc.	LG&E Power 5 Incorporated	Common stock	2,500	0	$2,043,945		$6,969,711
	LG&E Power 16 Incorporated	Common stock	100	$0.01	$65,093		$685,120
	LG&E Power Roanoke Incorporated	Common stock	100	$0.01	$6,444,207		$67,236,240
	LG&E Power 21 Incorporated	Common stock	100	$0.01	$202,278		$259,088
	LG&E Power 21 Wind Incorporated	Common stock	100	$0.01	$6,021,395		$9,013,954
	LG&E Power 31 Incorporated	Common stock	100	$0.01	32,483		$52,837
	LG&E Power 31 Wind Incorporated	Common stock	100	$0.01	2,347,616		$1,525,784
	HD/WS Operations		—	—	$6,610,907	$
LG&E Power 16 Incorporated	LG&E Roanoke Valley LP				$0		$1,091,328
LG&E Power Roanoke Incorporated	LG&E Roanoke Valley LP				$0		$108,596,985
LG&E Power Gregory I, Inc.	Gregory Power Partners L.P.	Partnership interest	1%	N/A	$0		$45,304,045
LG&E Power Gregory IV	Gregory Power Partners L.P.	Partnership interest	49%	N/A	$0		$765,098
LG&E Power Gregory II, Inc.	Gregory Partners LLC	Membership interest	1%	N/A	$0		$11,683,744
LG&E Power Gregory III	Gregory Power Partners LLC	Partnership interest	49%	N/A	$0		$238,444

*
Value contributed or agreed to be contributed

**
Investment balances in these subsidiaries are included in the investment of their parents. Investments were not pushed down to the subsidiary level.

+
In December 1991, LG&E Energy acquired Hadson Power Systems, Incorporated for approximately $49.1 million (net cash paid $41.1 million). Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.

++
In May 1995, LG&E Energy acquired Hadson Corporation for approximately $143 million (net cash paid $146 million). Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.

+++
In February 1997, LG&E Energy acquired interests in the Centro and Cuyana natural gas distribution companies for approximately $140 million (net cash paid $125 million). Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.

++++
In March 1999, LG&E Energy acquired interests in Gas Natural BAN and related subsidiaries for approximately $74.3 million (plus an additional net investment in 1999 of $11.1 million).

INVESTMENTS IN OTHER COMPANIES

        10.   Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

LOUISVILLE GAS AND ELECTRIC COMPANY

ISSUER	DESCRIPTION OF SECURITY	SHARES OWNED	TOTAL COST	BOOK VALUE
Ohio Valley Electric Company	Common Stock	49,000.00	$490,000.00	$490,000.00

KENTUCKY UTILITIES COMPANY

ISSUER	DESCRIPTION OF SECURITY	SHARES OWNED	TOTAL COST	BOOK VALUE
Ohio Valley Electric Company	Common Stock	25,000.00	$250,000.00	$250,000.00
ISSUER	DESCRIPTION OF SECURITY	SHARES OWNED	TOTAL COST
Augusta-Brooksville-Bracken County Industrial Authority	Note	N/A	$190,494.78
Boyle County Industrial Foundation Inc.	Note	N/A	$176,000.00
Eddyville Industrial Development Authority Inc.	Note	N/A	$94,500.00
Hart County Industrial Authority	Note	N/A	$80,000.00
Marion County Industrial Foundation Inc.	Note	N/A	$47,250.00
City of Richmond and the Richmond Industrial Development Corporation	Note	N/A	$30,214.99

INDEBTEDNESS OF SYSTEM COMPANIES

        11.   List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

          (a)   Debts owed to associate companies:

            By permission of the Staff, this item includes (a) only indebtedness where the aggregate debt owed by any such company to any one person exceeds the greater of (i) $25,000 or (ii) an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor; and (b) only notes payable and debt securities issued and not trade accounts payable.

Name of Debtor (Borrower	Name of Creditor (Lender)	Amount Owed	Rate of Interest	Date of Maturity
LG&E	Fidelia	$100,000,000	4.55%	April 30, 2013
LG&E	Fidelia	$100,000,000	5.31%	Aug. 15, 2013
KU	Fidelia	$100,000,000	4.55%	April 30, 2013
KU	Fidelia	$75,000,000	5.31%	Aug. 15, 2013
KU	Fidelia	$33,000,000	4.24%	Nov. 24, 2010
KU	Fidelia	$75,000,000	2.29%	Dec. 19, 2005
LG&E Energy LLC	Fidelia	$100,000,000	2.80%	Feb. 14, 2006
LG&E Energy LLC	Fidelia	$50,000,000	2.88%	March 24, 2006
LG&E Energy LLC	LG&E Energy Marketing	$100,000,000	2.80%	February 14, 2006
LG&E Energy LLC	LG&E Energy Marketing	$50,000,000	2.88%	March 24, 2006

            In addition, LG&E Energy, KU and LG&E participate in a money pool wherein the utilities are able to borrow up to $400 million. Numerous companies also participate in a non-utility money pool wherein funds are pooled for efficient cash operations. At no time is LG&E Energy a lender in either pool.

          (b)   Debts owed to others:

Name of Debtor (Borrower	Name of Creditor (Lender)	Amount Owed	Rate of Interest	Date of Maturity

            By permission of the Staff, the response to this item has been omitted.

PRINCIPAL LEASES

        12.   Describe briefly the principal features of each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party), which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

LESSEE	LESSOR	ITEM LEASED	2003 PAYMENTS
LG&E	Jones, Lane, LaSalle Actor Theater	Office building Office building	$ $	3,435,764 124,223
WKEC	Big Rivers Electric Corporation Ronald Sheffer and Bruce Peters, Soaper Building Partnership	Electric generation facilities Office building	$ $	30,965,000 214,000
LG&E Power Inc.	PWREF/MCC South Coast LLC	Office building		$95,242
Westmoreland-LG&E Partners	US Filter	Demineralized water treatment equipment		$154,921

SECURITIES SOLD

        13.   If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

Title of Issue	Amount Issued or Sold	Proceeds Received by Issuer per $100 (Before Expenses)	Approximate Expense of Issuer per $100		Name of Principal Underwriters or Purchaser	Underwriters Initial Offering Price
1999
LCC—Medium Term Notes—May 04	$150,000,000	$99.50	$.16		Chase, JPM, ML	100%
LCC—Medium Term Notes—Sept. 00	50,000,000	$99.85	$.10		Wachovia	100%
2000
Jefferson County—2000 Series A	$25,000,000	$99.50	$2.08	*	MSDW	100%

Mercer County—2000 Series A	$12,900,000	$99.50	$2.81	*	MSDW	100%

Trimble County—2000	$83,335,000	$99.50	$.88	*	JPM, GS	100%

LLC- Medium Term Notes—2001	$150,000,000	$99.85	$.10	*	Chase, ML, JPM	100%

2001
Jefferson County—2001 Series A	$10,104,000	$99.50	$4.60	*	MSDW	100%

2002
Jefferson County—2001 Series A	$22,500,000	$99.60	$.67		UBS	100%

Trimble County—2001 Series A	$27,500,000	$99.60	$.56		UBS	100%

Jefferson County—2001 Series B	$35,000,000	$99.60	$.40		UBS	100%

Trimble County—2001 Series B	$35,000,000	$99.60	$2.29	*	UBS	100%

Carroll County—2002 Series A	$20,930,000	$99.80	$.37		Banc One	100%

Carroll County—2002 Series B	$2,400,000	$99.80	$3.26		Banc One	100%

Mercer County—2002 Series A	$7,400,000	$99.80	$1.05		Banc One	100%

Muhlenberg County—2002 Series A	$7,200,000	$99.80	$1.09		Banc One	100%

Carroll County—2002 Series C	$96,000,000	$99.65	$1.92	*	SSB, BoA	100%

Trimble County—2002 Series A	$41,665,000	$99.65	$2.29	*	UBS	100%

2003
Louisville/ Jefferson Metro—2003 Series A	$128,000,000	$99.65	$2.20	*	MSDW, BoA, Banc One, Wachovia	100%

*
Includes cost of insurance

        In addition to the above securities, loans were completed with an affiliated company, Fidelia. Please see item 8.a. for details.

AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

        14.   (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary.

        Pursuant to a Private Placement Agency Agreement dated June 13, 2000 between LG&E Capital Corp. and Chase Securities Inc., Merrill Lynch & Co. and J.P. Morgan Securities Inc., LG&E Capital Corp. may issue from time to time up to $500 million of medium term notes at any time outstanding. As of December 31, 2003, $150 million of medium term notes were outstanding thereunder.

        Pursuant to a Private Placement Agency Agreement dated February 3, 1998 between LG&E Capital Corp. and Chase Securities Inc., Merrill Lynch & Co. and J.P. Morgan Securities Inc., LG&E Capital Corp. may issue from time to time up to $500 million of medium term notes at any time outstanding. As of December 31, 2003, $450 million of medium term notes were outstanding thereunder.

        Pursuant to Commercial Paper Dealer Agreements dated October 26, 1999 and October 13, 1999 between Louisville Gas & Electric Company and Chase Securities Inc. and Banc One Capital Markets, Inc., Louisville Gas & Electric Company may issue from time to time up to $200 million of commercial paper notes at any time outstanding. As of December 31, 2003, no commercial paper notes were outstanding thereunder.

        Pursuant to Commercial Paper Dealer Agreements dated September 5, 1997 between LG&E Capital Corp. and First Chicago Capital Markets, Inc., Merrill Lynch Money Markets, Inc. and Morgan Stanley & Co, Inc., LG&E Capital Corp. may issue from time to time up to $600 million of commercial paper notes at any time outstanding. As of December 31, 2003, no commercial paper notes were outstanding thereunder.

        Pursuant to a Credit Agreement between Louisville Gas and Electric with Landesbank Hessen-Thuringen Girozentrale, New York Branch dated July 24, 2003, Louisville Gas and Electric may issue up to $25 million of short-term notes. At December 31, 2003, no notes were outstanding thereunder.

        Pursuant to a Credit Agreement between Louisville Gas and Electric with Deutsche Bank AG, New York Branch dated July 2, 2003, Louisville Gas and Electric may issue up to $25 million of short-term notes. At December 31, 2003, no notes were outstanding thereunder.

        Pursuant to a Credit Agreement between Louisville Gas and Electric with U.S. Bank NA dated July 2, 2003, Louisville Gas and Electric may issue up to $25 million of short-term notes. At December 31, 2003, no notes were outstanding thereunder.

        Pursuant to a Credit Agreement between Louisville Gas and Electric with Wachovia Bank NA dated July 2, 2003, Louisville Gas and Electric may issue up to $50 million of short-term notes. At December 31, 2003, no notes were outstanding thereunder.

        Pursuant to a Credit Agreement between Louisville Gas and Electric with West LB AG, New York Branch dated July 2, 2003, Louisville Gas and Electric may issue up to $50 million of short-term notes. At December 31, 2003, no notes were outstanding thereunder.

        Pursuant to an Overnight Loan Facility Agreement between LG&E Energy and E.ON North America, Inc. dated February 24, 2003, LG&E Energy may issue up to $150 million of short-term notes. At December 31, 2003, notes totaling $111.1 million were outstanding thereunder.

        (b)   Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

        The dealers in the above agreements are entitled to cash compensation for the services rendered pursuant to those agreements.

TWENTY LARGEST HOLDERS OF CAPITAL STOCK

        15.   As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

        This information is provided as of December 31, 2003 and for LG&E Energy LLC only. The beneficial holders of share capital in the subsidiaries of LG&E Energy LLC are shown in response to Item 9.

        (a)   List the twenty largest holders in accordance with the table below:

Title of Issue	Holder of Record and Address	Number of Shares Owned	Percent of Class
LG&E Energy LLC—Membership interests	E.ON US Investments Corp. c/o 220 West Main Street Louisville, KY 40202	1001 Units	100

        (b)   Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

        One shareholder, E.ON US Investments Corp., owns 1001 Units of LG&E Energy LLC, which constitutes 100% of the membership units outstanding.

        (c)   Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

        See response to (b) above.

OFFICERS, DIRECTORS AND EMPLOYEES

        16.   (a) POSITIONS AND COMPENSATION OF OFFICERS AND DIRECTORS. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

        State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

        By permission of the Staff (a) only the name of each officer or director, the company, and the titles of the positions held are included; (b) information on the compensation of officers, directors and certain employees required by Items 16(a) and (b) are excluded; and (c) information relating to LG&E Energy LLC only is included.

Name	Address	Company	Positions and Employments	Present Compensation (Annual Rate)
Victor A. Staffieri	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Chairman of the Board, Chief Executive Officer and President	Omitted
Daniel K. Arbough	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Treasurer	Omitted
Michael S. Beer	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—Rates and Regulatory	Omitted
D. Ralph Bowling	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—Power Operations—WKE	Omitted
Martyn Gallus	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Senior Vice President—Energy Marketing	Omitted
Bruce D. Hamilton	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—Independent Power Operations	Omitted
Chris Hermann	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Senior Vice President—Energy Delivery	Omitted
R.W. Chip Keeling	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—Communications	Omitted
John R. McCall	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Executive Vice President, General Counsel and Secretary	Omitted
Paula H. Pottinger	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—Human Resources	Omitted
S. Bradford Rives	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Chief Financial Officer	Omitted
George R. Siemens	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—External Affairs	Omitted
A. Roger Smith	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Senior Vice President—Project Engineering	Omitted
Paul W. Thompson	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Senior Vice President—Energy Services	Omitted
David A. Vogel	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—Retail and Gas Storage Operations	Omitted
John N. Voyles, Jr.	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Vice President—Regulated Generation	Omitted
Wendy C. Welsh	c/o LG&E Energy LLC 220 West Main Street Louisville, KY 40202	LG&E Energy LLC	Senior Vice President—Information Technology	Omitted

        (b)   COMPENSATION OF CERTAIN EMPLOYEES. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

        (c)   INDEBTEDNESS TO SYSTEM COMPANIES. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

        To the knowledge of LG&E Energy LLC's management, no such obligation exists.

        (d)   CONTRACTS. If any such director, trustee or officer as aforesaid:

          (1)   has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of its Item); or,

          (2)   either individually or together with the members of his immediately family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or

          (3)   has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

        To the knowledge of LG&E Energy LLC's management, no such contracts exist.

        (e)   BANKING CONNECTIONS. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

        To the knowledge of LG&E Energy LLC's management, no such relationship exists.

INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

        17.   Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

        To the knowledge of LG&E Energy LLC's management, there are no such interests or claims.

SERVICE, SALES AND CONSTRUCTION CONTRACTS

        18.   As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

  LG&E Energy Services Inc. has entered into service agreements, forms of which were initially filed as Exhibits B-2.1 and B-2.2 to the Form U-1 in File No. 9671 and approved by the Commission in HCAR No. 27291 (Dec. 6, 2000) and in HCAR No. 27539 (June 14, 2002), each dated as of January 1, 2001 with LG&E, KU, LG&E Capital Corp., LG&E Energy Marketing Inc. and Powergen Limited (formerly, Powergen plc).

LITIGATION

        19.   Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

          (1)   Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

          (2)   Proceedings involving any franchise claimed by any such company;

          (3)   Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

          (4)   Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

          (5)   Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

        Please refer to (a) the E.ON Form 20-F which is incorporated herein by reference and (b) Item 3 of the 2003 10-K of LG&E and KU, which is to be incorporated herein by reference upon the filing thereof.

        EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

        A copy of a corporate chart showing the relationships between the registrants and their subsidiaries is provided under cover of Form SE.

        EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

        By permission of the Staff, in lieu of the exhibits required under Exhibit B, the jurisdiction of incorporation for LG&E Energy LLC and each of its subsidiary companies and a brief description of every subsidiary company of LG&E Energy LLC is provided herein by reference to Items 4 and 5. The Articles of Organization and Operating Agreement of LG&E Energy LLC are incorporated by reference to Exhibits A-1 and A-2, respectively, of the Application on Form U-1, File No. 70-10176.

        EXHIBIT C. (a) With respect to each class of funded debt shown in the answers to Item 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

        (b)   As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

        By permission of the Staff, Exhibit C has been omitted.

        EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

        A consolidating balance sheet and income statement for LG&E Energy LLC as of, or for the year ended December 31, 2003 is being filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b)). The audited financial statements of LG&E Energy LLC will be filed by amendment, on a confidential basis, when available.

        EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

        (1)   Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

        (2)   Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

          (a)   Generating plants—kind and capacity;

          (b)   Transmission lines—voltage, number of circuits, kind of supports, kind and size of conductors;

          (c)   Transmission substations—capacity;

          (d)   Distribution substations—capacity;

          (e)   Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

        (3)   Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

        (4)   Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

          (a)   Generating plants—kind and daily capacity;

          (b)   Holders—kind and capacity;

          (c)   Compressor stations—capacity in horsepower;

          (d)   Transmission pipe lines—size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

          (e)   Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises, giving names of such companies and other enterprises;

          (f)    General location and outline of gas producing and reserve areas and diagramatic location of gathering lines.

        (The maps should suitably indicate all properties owned by the company and leased to others, and also all properties leased from others and operated by the company.

        Where clarity will not be sacrificed, the information called for under (1) and (2) may be shown on one map and that under (3) and (4) on another map.

        All maps should be in black and white, as of a specified recent date and drawn approximately to scale. In order that the geographical relations may be clear, indicate the boundaries of States and principal political subdivisions and locations of the more important municipalities in the region.)

        A copy of each of the following maps is provided in response to this exhibit requirement under cover of Form SE:

        Map of electric service areas in Kentucky.

        Map of gas transmission in Kentucky.

        Louisville Gas & Electric Company/Kentucky Utilities Company system map. (filed on a confidential basis)

        Map of electric transmission in Kentucky. (filed on a confidential basis)

        Old Dominion Power Company system map. (filed on a confidential basis)

        Map of Kentucky gas distribution systems (filed on a confidential basis).

        Map of LG&E and KU generating stations and corporate, operations and service centers. (filed on a confidential basis)

        EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated.

  LG&E Energy LLC, a wholly-owned subsidiary of E.ON US Investments Corp., is not a reporting company under the Securities Exchange Act of 1934 and does not prepare an annual report to shareholders. A copy of the annual report for the year ended December 31, 2003 for LG&E will be filed by amendment.

        EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Energy Regulatory Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed."

        The following documents will be filed by amendment:

  FERC Form 1: Annual Report of Major Electric Utilities, Licensees and Others for the year ended December 31, 2003, for LG&E and KU. FERC Form 2: Annual Report of Major Natural Gas Companies for the year ended December 31, 2003 for LG&E.

  2003 Annual Report of KU to the Virginia State Corporation Commission (FERC Form 1).

  2003 Annual Report of LG&E to the Kentucky Public Service Commission (FERC Forms 1 and 2).

  2003 Annual Report of KU to the Kentucky Public Service Commission (FERC Form 1).

        EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18.

  Please see Exhibit B-1 to the Form U-9C-3 filed by Powergen plc in File No. 078-00049 filed on May 30, 2001, which is incorporated herein by reference.

  This registration statement comprises:

          (a)   Pages numbered 1 to 30, consecutively.

          (b)   The following Exhibits: the Exhibits shown on the attached exhibit index.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant had caused this registration statement to be duly signed on its behalf in the City of Louisville, Kentucky, on the 29th day of March, 2004.

LG&E ENERGY LLC (Name of Registrant)
By:	/s/ JOHN R. MCCALL
Name:	John R. McCall
Title:	Executive Vice President, General Counsel and Secretary
ATTEST:
By:	/s/ DANIEL K. ARBOUGH
Name:	Daniel K. Arbough
Title:	Treasurer

STATE OF KENTUCKY	)
	)	SS
COUNTY OF JEFFERSON	)

VERIFICATION

        The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated March 29, 2004, for and on behalf of LG&E Energy LLC; that he is the Secretary of LG&E Energy LLC and authorized to sign on its behalf; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Signature:	/s/ JOHN R. MCCALL
Name:	John R. McCall

(OFFICIAL SEAL)

Subscribed and sworn to before me, a Notary Public this 25th day of March, 2004.

Name:	/s/ PATRICIA W. SENA

My commission expires December 24, 2007.

INDEX OF EXHIBITS

Exhibit No.	Description
A-1	Corporate chart of LG&E Energy LLC (filed herewith on Form SE)
D	Financial statements (Filed in paper format under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
E-1	Map of Electric Service Areas in Kentucky (filed herewith on Form SE)
E-2	Map of Gas Transmission in Kentucky (filed herewith on Form SE)
E-3	Louisville Gas & Electric Company/Kentucky Utilities Company System Map (Filed in paper format under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 C.F.R. 250-104(b))
E-4	Map of Electric Transmission in Kentucky (Filed in paper format under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 C.F.R. 250-104(b))
E-5	Old Dominion Power Company System Map (Filed in paper format under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 C.F.R. 250-104(b))
E-6	Map of Kentucky Gas Distribution Systems (Filed in paper format under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 C.F.R. 250-104(b))
E-7
Map of LG&E and KU generating stations and corporate, operations and service centers (Filed in paper format under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 C.F.R. 250-104(b))
F	LG&E's 2003 Annual Report to Shareholders (to be filed by amendment)
G-1	Annual Report of Major Electric Utilities, Licensees and Others (FERC Form 1) for the year ended December 31, 2003 for LG&E (to be filed by amendment)
G-2	Annual Report of Major Electric Utilities, Licensees and Others (FERC Form 1) for the year ended December 31, 2003 for KU (to be filed by amendment)
G-3	Annual Report of Major Natural Gas Companies (FERC Form 2) for the year ended December 31, 2003 for LG&E (to be filed by amendment)
G-4	2003 Annual Report of KU to the Virginia State Corporation Commission (Required annual report is FERC Form 1, to be filed as Exhibit G-2).
G-5	2003 Annual Report of LG&E to the Kentucky State Commission (Required annual report is FERC Forms 1 and 2, to be filed as Exhibits G-1 and G-3).
G-6	2003 Annual Report of KU to the Kentucky State Commission (Required annual report is FERC Form 1, to be filed as Exhibit G-2).

QuickLinks

FORM U5B REGISTRATION STATEMENT
BUSINESS
PROPERTY
INTERSTATE TRANSACTIONS
SECURITIES OUTSTANDING
FUNDED DEBT
CAPITAL STOCK
CONTINGENT LIABILITIES
OTHER SECURITIES
INVESTMENT IN SYSTEM SECURITIES
INVESTMENTS IN OTHER COMPANIES
INDEBTEDNESS OF SYSTEM COMPANIES
PRINCIPAL LEASES
SECURITIES SOLD
AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES
TWENTY LARGEST HOLDERS OF CAPITAL STOCK
OFFICERS, DIRECTORS AND EMPLOYEES
INTERESTS OF TRUSTEES IN SYSTEM COMPANIES
SERVICE, SALES AND CONSTRUCTION CONTRACTS
LITIGATION
SIGNATURE
VERIFICATION
INDEX OF EXHIBITS